September 7, 2010

Mr. Gary Todd
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:         Carthew Bay Technologies Inc.
Form 20-F for the fiscal year ended December 31, 2009
Filed June 28, 2010
File No. 000-31481

Dear Mr. Todd:

On behalf of the Carthew Bay Technologies Inc. (the “Company”), we hereby respond to the Staff’s comments raised in its August 10, 2010 letter (the “Comment Letter”).  For ease of reference, the Staff’s comments are reproduced below in their entirety, and the Company’s response immediately follows.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filing and that staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing, and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 20-F as of December 31, 2009
Item 18. Financial Statements
Independent Auditor’s Report, page 2

Comment:

1.	We see your response to prior comment 4; however, the audit report of MSCM LLP continues to be unsigned. Please amend your filing to include a signed independent auditors’ report.

2.
We refer to your responses to prior comments 5 and 6. We see that you have provided predecessor auditor reports in amended forms 20-F for the years ended December 31, 2009 and 2008. However, the predecessor auditor reports appear to be reversed in the amended filings. In that regard it appears that the predecessor auditor report appearing in amended Form 20-F as of December 31, 2009 should be reversed with that presented in the amended 20-F as of December 31, 2008. Please appropriately revise.

Response:

We have filed the signed auditors’ reports in the proper order on September 7, 2010.

Item 19. Financial Exhibits

Comment:

3.
The amendments must include officer certifications. Please amend to provide current dated certifications as provided by Instructions 12 and 13 of Item 19 of Form 20-F. This comment also applies to Form 20-F/A as of December 31, 2008.

Response:

We have filed the appropriate officer certifications for Form 20-F as of December 31, 2009 and Form 20-F/A as of December 31, 2008 on September 7, 2010.

We hope our responses appropriately address the Staff’s comments.  If there are any questions, please feel free to contact me.

Sincerely,

Brian Clewes, Chief Financial Officer
Carthew Bay Technologies Inc.